November 10, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
Amendment Number Three to Registration Statement on Form 10-SB
Filed October 26, 2005
File No. 000-51206

Dear Mr. Maggio:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2 – Management's Discussion and Analysis or Plan of Operation

Cost of Sales and Gross Profit, page 10

1.   Please refer to prior comment #4. Revise your discussion of year-over-year results to disclose what impairment factors existed during the year ended March 31, 2005 that caused you to conclude that your intangible asset related to the Steiger Meats acquisition needed to be written off. Please refer to paragraph 24 and Appendix E of SFAS 142.

2.   Please tell us how your auditors concluded that there was no value to the customer lists. Your disclosure on page 10 of your Form 10 contradicts this conclusion.

Part F/S

General

3.   Please revise to provide separate disclosure in the notes to the financial statements regarding your exchange note payable. Include the significant terms of the note in your disclosure.

Statements of Stockholders' Equity, page F-6

4.   Please revise to reflect the related party loan balance as a separate column in your Statements of Stockholders' Equity.

Note 9 – Stock Transactions, page F-18

5.   Please tell us whether any of the 24,000,000 shares issued in the June 10, 2004 transaction were issued to employees or affiliates of the Company. In addition, please clarify the date of this transaction (on page 21, you refer to this transaction as occurring on June 3, 2004).

Note 11 – Sale of Subsidiary, page F-18

6.   Please refer to prior comment #11. Revise to provide the disclosure required by paragraph 47 of SFAS 144 regarding the sale of your subsidiary. Address the following in your disclosure:

   •   Discuss the specific facts and circumstances of the sale, including whether this was the sale of a business or a sale of assets and whether this was a sale to a related party.

   •   Disclose the method used valued the assets and liabilities. Please frame your discussion in the context of paragraphs 34 – 37 of SFAS 144.

Form 10-QSB for the Period Ended June 30, 2005

General

7.   Please amend your Form 10-QSB for the Period Ended June 30, 2005 and all future 1934 Act filings to address all comments issued in our Staff Comment Letters dated April 15, 2005 and June 9, 2005, as applicable.

8.   Please revise based on the comments issued above, as applicable.

Balance Sheets

9.   If appropriate, please change your financial statement line item "Convertible Debenture" to "Capital Lease Obligation". It appears as if your balance sheet line items are incorrectly titled.

Statements of Cash Flows

10.   Please revise the financing section of your statements of cash flows to present the following:

- Stock issued in exchange for the cancellation of debt as separate supplemental non-cash financing activities. Refer to paragraph 32 of SFAS No. 95.

Liquidity

11.   Please revise to specifically address the reasons for your current liquidity shortfall and future needs for cash to sustain operations. It is not appropriate to simply provide a recitation of the items in the cash flow statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any other questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant

cc: Cynthia Repport
2101 Harvey Mitchell Pkwy South, #200
College Station, TX 77840

Richard Daniels
Daniels McGowan Inc.
14 Wall Street
20th Floor
New York, NY 10004